Canoo Inc.

19951 Mariner Avenue

Torrance, California 90503

August 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem

Re:         Canoo Inc.

Registration Statement on Form S-3

Filed August 4, 2023

File No. 333-273730

Ladies and Gentlemen:

Canoo Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-273730) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on August 4, 2023, to 4:00 p.m., Eastern Time, on Tuesday, August 15, 2023, or as soon thereafter as practicable.

Please contact Kevin Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Hector Ruiz
Hector Ruiz
General Counsel and Corporate Secretary